                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-70795

                               TMP WORLDWIDE INC.
                        1,483,558 SHARES OF COMMON STOCK

                            ------------------------

    TMP Worldwide Inc.'s common stock trades on the Nasdaq National Market under the ticker symbol "TMPW." On March 15, 1999, the closing sale price of one share of TMP's stock was $64.50.

                            ------------------------

    The stockholders of TMP Worldwide Inc. ("TMP" or the "Company") listed in this prospectus are offering and selling an aggregate of 1,483,558 shares of TMP's common stock under this prospectus. A portion of these selling stockholders obtained their shares of TMP stock in connection with the September 30, 1998 acquisition by TMP of all of the outstanding stock of Stackig, Inc., a public relations and advertising company. Another portion of the selling stockholders obtained their shares in connection with the October 2, 1998 acquisition by TMP of all of the outstanding stock of Recruitment Solutions, Inc., a recruitment advertising services company. Additional portions of the selling stockholders obtained their shares on November 2, 1998, December 2, 1998 and February 19, 1999 when TMP acquired substantially all of the assets of SunQuest, L.L.C. d/b/a The Smart Group, all of the outstanding stock of The Consulting Group (International) Limited and all of the outstanding stock of Gem Personnel Select Limited, respectively. The remaining selling stockholders, Andrew J. McKelvey, TMP's CEO and principal stockholder, and John R. Gaulding, a director of TMP, propose to sell 250,000 shares and 10,000 shares, respectively. Some or all of the selling stockholders expect to sell their shares. TMP will not receive any part of the proceeds from the sale by the selling stockholders.

                            ------------------------

    The selling stockholders may offer their TMP stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                             ---------------------

    THE TMP STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is March 23, 1999
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                               TABLE OF CONTENTS

                                                                                                              PAGE
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
Where You Can Find More Information.......................................................................          3
The Company...............................................................................................          5
Recent Developments.......................................................................................          8
Risk Factors..............................................................................................         10
Use of Proceeds...........................................................................................         16
Dividend Policy...........................................................................................         16
Price Range of Common Stock...............................................................................         16
Selling Stockholders......................................................................................         17
Plan of Distribution......................................................................................         18
Legal Opinion.............................................................................................         18
Experts...................................................................................................         18

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at www.tmp.com or at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of TMP stock. This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-70795).

        (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

        (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

       (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

        (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

        (v) The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997.

        (vi) The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998.

       (vii) The Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998.

      (viii) The Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998.

        (ix) The description of the Company's common stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 16, 1996.

        (x) The Company's Current Report on Form 8-K, dated March 17, 1999, relating to the restatement of the Company's consolidated financial statements as of September 30, 1998 and December 31, 1997 and 1996, for the nine months ended September 30, 1998 and 1997 and for each of

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    the three years in the period ended December 31, 1997 to reflect the acquisitions, which are being accounted for as poolings-of-interests, consummated by the Company from October 1, 1998 through January 31, 1999.

        (xi) The Company's Current Report on Form 8-K, dated March 5, 1999, relating to a press release announcing the results of operations of the Company for the year ended December 31, 1998, issued by the Company on March 2, 1999.

       (xii) The Company's Current Report on Form 8-K, dated February 1, 1999, relating to the announcement of the Morgan & Banks Limited acquisition and the release of the results of the Company's operations for the one month and ten months ended October 31, 1998.

      (xiii) The Company's Current Report on Form 8-K, dated February 12, 1999, relating to the financial statements of Morgan & Banks Limited as of September 30, 1998 and March 31, 1998 and 1997, for the six months ended September 30, 1998 and 1997 and for each of the three years in the period ended March 31, 1998 and the unaudited proforma condensed combined financial information relating to the acquisition of Morgan & Banks Limited.

       (xiv) The Company's Selected Financial Information (pages 13-14 of the Information Statement on Schedule 14C dated January 6, 1999), Management's Discussion and Analysis of Financial Condition and Results of Operations (pages 62-74 of the Information Statement on Schedule 14C dated January 6,
    1999), Consolidated Financial Statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 (pages F-11-F-37 of the Information Statement on Schedule 14C dated January 6,
    1999) and the Consolidated Condensed Financial Statements as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 (pages F-3-F-10 of the Information Statement on Schedule 14C dated January 6,
    1999). The consolidated financial statements of Austin Knight Limited and subsidiaries as of Septmeber 30, 1995 and 1996 and for each of the two years in the period ended September 30, 1996 (pages F-64-F-95 of the Information Statement on Schedule 14C dated January 6, 1999). The consolidated financial statements of Neville Jeffries Australia Pty Limited and subsidiaries for the years ended June 30, 1995 and 1996 (pages F-96-F-113 on the Information Statement on Schedule 14C dated January 6, 1999).

       (xv) The Company's Current Report on Form 8-K, dated December 17, 1998, relating to the acquisition of Bonde & Schmah Media GmbH, a/k/a/ Bonde & Schmah Human Resources Services GmbH.

       (xvi) The Company's Current Report on Form 8-K, dated December 7, 1998, relating to the acquisition of The Consulting Group (International) Limited.

      (xvii) The Company's Current Report on Form 8-K, dated August 31, 1998, relating to the acquisition of TASA Holding A.G.

      (xviii) The Company's Current Report on Form 8-K, dated April 28, 1998, relating to the acquisition of Fossler & Partner, M-Page and ConServe.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  TMP Worldwide Inc.
                  1633 Broadway, 33rd Floor, New York, New York 10019
                  Attention: Investor Relations
                  (Tel. No. (212) 977-4200)

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

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                                  THE COMPANY

    AS USED IN THIS PROSPECTUS, "GROSS BILLINGS" REFERS TO BILLINGS FOR ADVERTISING PLACED IN TELEPHONE DIRECTORIES, NEWSPAPERS, NEW MEDIA AND OTHER MEDIA, AND ASSOCIATED FEES FOR RELATED SERVICES. WHILE GROSS BILLINGS ARE NOT INCLUDED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, THE TRENDS IN GROSS BILLINGS DIRECTLY IMPACT THE COMMISSIONS AND FEES EARNED BY THE COMPANY. THE COMPANY EARNS COMMISSIONS BASED ON A PERCENTAGE OF THE MEDIA ADVERTISING PURCHASED AT A RATE ESTABLISHED BY THE RELATED PUBLISHER, AND ASSOCIATED FEES FOR RELATED SERVICES. IN ADDITION, THE COMPANY EARNS FEES FOR THE PLACEMENT OF ADVERTISEMENTS ON THE INTERNET, INCLUDING ITS CAREER WEB SITES, AND THROUGH EXECUTIVE SEARCH SERVICES. EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA") IS PRESENTED TO PROVIDE ADDITIONAL INFORMATION ABOUT THE COMPANY'S ABILITY TO MEET ITS FUTURE DEBT SERVICE, CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND IS ONE OF THE MEASURES WHICH DETERMINES THE COMPANY'S ABILITY TO BORROW UNDER ITS CREDIT FACILITY. EBITDA SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR OPERATING ACTIVITIES AND OTHER INCOME OR CASH FLOW STATEMENT DATA PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OR AS A MEASURE OF THE COMPANY'S PROFITABILITY OR LIQUIDITY. GROSS BILLINGS WITH RESPECT TO COMPANIES ACQUIRED BY THE COMPANY REFER TO THE COMPANY'S ESTIMATE OF THE ACQUIRED COMPANIES' ANNUAL GROSS BILLINGS. ALL AMOUNTS REFERRED TO BELOW REFLECT THE AMOUNTS DISCLOSED IN THE COMPANY'S RESTATED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE COMPANY'S INFORMATION STATEMENT ON SCHEDULE 14C DATED JANUARY 16, 1999, WHICH REFLECT THE EFFECT OF BUSINESS COMBINATIONS ACCOUNTED FOR AS POOLINGS-OF-INTERESTS AND COMPLETED PRIOR TO SEPTEMBER 30, 1998.

    We are a marketing services, communications, executive search and technology company. We provide comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing, executive search and other ancillary services and products. We are one of the world's largest recruitment advertising agencies and the world's largest yellow page advertising agency as well as a leader in the use of the Internet for recruiting.

    TMP offers advertising programs to more than 17,000 clients, including more than 70 of the Fortune 100 and more than 400 of the Fortune 500 companies. Our growth strategy is to continue to pursue consolidation opportunities in our core advertising business and to leverage our client base and our approximately 2,420 sales, marketing and customer service personnel to expand our Internet-based businesses. For the year ended December 31, 1997, TMP's gross billings were $1.2 billion, commissions and fees were $310.6 million, net income was $10.4 million and EBITDA was $43.9 million.

    TMP is the world's largest yellow page advertising agency, generating approximately $457.5 million in yellow page gross billings for the year ended December 31, 1997. We are one of the world's largest recruitment advertising agencies, generating approximately $602.7 million in recruitment advertising gross billings for the same period. With approximately 30% of the national accounts segment of the U.S. yellow page advertising market, we are approximately three times larger than our nearest competitor, based on yellow page gross billings. A substantial part of our growth in each of our targeted markets has been achieved through acquisitions. From January 1, 1993 through December 31, 1998, TMP completed 71 acquisitions including, in May 1998, the acquisition of all the outstanding stock of Johnson, Smith & Knisely, Inc. ("JSK"), the twelfth largest executive search firm in the United States, in August 1998, the acquisition of all the outstanding stock of TASA Holding A.G. ("TASA"), an international executive search firm and in September 1998, the acquisition of all the outstanding stock of Stackig, Inc. ("Stackig"), a public relations and advertising Company. We believe additional acquisition opportunities exist, particularly in the recruitment advertising, executive search and Internet markets, and we intend to continue our strategy of making acquisitions which relate to our core businesses.

    TMP has created innovative solutions to assist its clients in capitalizing on the growing awareness and acceptance of the Internet. For our recruitment advertising clients, we have developed interactive career sites which can be accessed by individuals seeking employment via the Internet on a global basis. TMP has several career sites, including monster.com-SM-, Be the Boss-SM-, MedSearch-SM- and Job Hound which, as of December 31, 1998, collectively contained approximately 145,000 paid job listings, and 1,000,000 resumes.

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In addition, in May 1998, we expanded our suite of online career products and services, adding new content and community with the acquisition of About Work (www.aboutwork.com) and adding the largest online internship database with the acquisition of Student Center (www.studentcenter.com).

    YELLOW PAGE ADVERTISING. TMP develops yellow page marketing programs for national accounts. These are clients which sell products or services in multiple markets. The national segment of the yellow page advertising market was an approximately $1.7 billion market in the U.S. for the year ended December 31, 1997. The national yellow page market has grown each year since 1981. During the period of 1990 through 1997, the market grew at a compound annual growth rate of approximately 6.2%. Yellow page advertising is a complex process involving the creation of effective imagery and message and the development of media plans which evaluate approximately 7,000 yellow page directories of which TMP's larger accounts utilize over 2,000. Coordinating the placement of advertisements in this number of directories requires an extensive effort at the local level, and our yellow page sales, marketing and customer service staff of approximately 680 people provides an important competitive advantage in marketing and executing yellow page advertising programs. We earn commissions from yellow page advertising paid by directory publishers which result in an effective commission rate to us of approximately 20% of yellow page gross billings.

    TMP takes a proactive approach to yellow page advertising by undertaking original research on the efficacy of the medium, in many cases quantifying the effectiveness of a given advertising campaign. TMP also has a rigorous quality assurance program designed to ensure client satisfaction. We believe that this program has enabled us to maintain a yellow page client retention rate, year to year, in excess of 90%.

    RECRUITMENT ADVERTISING. For the year ended December 31, 1997, total spending on advertisements globally in the recruitment classified advertisement section of newspapers was approximately $12 billion. While the recruitment advertising market has historically been cyclical, during the period of 1990 through 1997, the U.S. market grew at a compound annual growth rate of approximately 12%. In the U.S., we receive commissions generally equal to 15% of recruitment advertising gross billings. Outside of the U.S., where, collectively, we derive the majority of our recruitment advertising commissions and fees, our commission rates for recruitment advertising vary, ranging from approximately 10% in Australia to 15% in Canada and the United Kingdom. TMP also earns fees from value-added services such as design, research and other creative and administrative services which resulted in aggregate commissions and fees equal to approximately 21% of recruitment advertising gross billings for the year ended December 31, 1997.

    The services provided by recruitment advertising agencies can be complex and range from the design and placement of classified advertisements to the creation of comprehensive image campaigns which internationally "brand" a client as a quality employer. Further, shortages of qualified employees in many industries, particularly in the technology area, have increased the need for recruitment advertising agencies to expand the breadth of their service offerings to effect national and sometimes global recruitment campaigns. For these reasons, TMP believes that over time, the proportion of overall recruitment advertising placed through recruitment advertising agencies will grow. Given the scale of its recruitment advertising operations and the scope of its service offerings, we believe we are well positioned to participate in this market growth.

    EXECUTIVE SEARCH. To expand the range of services we offer to our recruitment advertising clients, we decided to enter the executive search field because recruitment advertising traditionally did not target the senior executive community. Accordingly, in May 1998, we acquired JSK, the twelfth largest executive search firm in the United States. This acquisition, coupled with the acquisitions of TASA and Morgan & Banks Limited ("M&B"), provided the Company with 32 executive search offices in 17 countries. Please see "Recent Developments" for further information about M&B.

    The TMP retained executive search process typically includes the following steps: (a) a TMP executive search consultant interviews the client in order to analyze the senior executive position that needs to be filled, the general environment of the client's work place and the character and quality of candidates that have successfully performed as executives of the client; (b) the consultant then prepares a written synopsis

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of the position to be filled in order to attract a suitable, qualified and successful candidate; (c) the synopsis is then forwarded to other recruiters in order to assist with the search for a candidate that fits the criteria set forth in the synopsis; (d) a pool of suitable candidates is gathered and the consultants begin to schedule interviews; (e) the candidates are then interviewed and analyzed by the consultants to determine if the candidate meets the requisite experience and potential cultural fit outlined by the consultant and the client; (f) reports of the most suitable candidates are prepared by the consultant and presented to the client, enabling the client to choose which candidates it wants to meet; (g) the consultant then organizes a mutually convenient time and place for the client to personally meet and interview such candidates for the position; (h) the consultant follows up with the successful candidate to obtain any supplemental information needed or requested by the client, including to obtain references and other documentary materials; and (i) we then assist the client in structuring and negotiating the final compensation package and other benefits for the hired executive based on all relevant factors researched by us, including industry comparisons, the experience levels of the executive and future trends.

    TMP believes that its expansion into the executive search market will enable it to attract and service additional major clients since TMP can now market itself as a full service firm that can accommodate all of its clients' employment and recruitment advertising needs.

    INTERNET SERVICES. TMP's Internet-based services complement its traditional advertising businesses. In recruitment, we have several career sites, including monster.com-SM-, Be the Boss-SM-, MedSearch-SM- and Job Hound, which provide continuously available databases of career opportunities. Users of these sites can search for employment opportunities by location, type of job and other criteria. Resumes can be sent to prospective employers electronically and submitted on-line or via mail. Users can also access other value-added services such as discussion forums and on-line career advice. Based on our experience with our clients, we believe that only 20% to 30% of open job positions are advertised using traditional print media and that on-line solutions, which are significantly less expensive than traditional recruitment methods, will significantly expand the recruitment advertising market. More than 55 of the Fortune 100 companies are utilizing our career sites.

    Dealer Locator, which is marketed to yellow page accounts, allows clients to offer World Wide Web ("Web") pages for local offices, dealers or franchise locations which are linked to the client's corporate Web site. These pages are designed to generate additional customer flow while reinforcing brand imagery contained in other advertising programs. Dealer Locator home pages will typically include address, directions, hours of operation and potentially other information such as sale items.

    TMP believes its pre-existing relationships with yellow page and recruitment advertising clients and its sales, marketing and customer service staff provide an important competitive advantage in pursuing the market for Internet clients. Further, we believe our innovative Internet products will provide an opportunity to enhance our ability to market both traditional advertising and Internet services to non-TMP clients.

    TMP is the successor to the businesses formerly conducted by TMP Worldwide Inc. and subsidiaries ("Old TMP"), Worldwide Classified Inc. and subsidiaries ("WCI") and McKelvey Enterprises, Inc. and subsidiaries, the chief executive officer of which was Andrew J. McKelvey (the "Principal Stockholder"). McKelvey Enterprises, Inc. was formed in 1967 by Mr. McKelvey. On December 9, 1996, Old TMP merged into McKelvey Enterprises, Inc. Thereafter, WCI merged into McKelvey Enterprises, Inc. McKelvey Enterprises, Inc. then merged into Telephone Marketing Programs Incorporated. Such mergers are collectively referred to as the "Mergers." In addition, Mr. McKelvey sold or contributed his interest in five other entities to the Company. Following the Mergers, Telephone Marketing Programs Incorporated changed its name to TMP Worldwide Inc. All historical financial data incorporated by reference for periods ended prior to December 9, 1996 reflects the historical financial data of Old TMP, WCI, McKelvey Enterprises, Inc. and the other entities. TMP was incorporated in Delaware in August 1996. Its executive offices are located at 1633 Broadway, 33rd Floor, New York, New York 10019, and its telephone number at that location is (212) 977-4200.

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                              RECENT DEVELOPMENTS

    During the period from October 1, 1998 through January 31, 1999, we completed the acquisitions of Recruitment Solutions Inc. ("Recruitment Solutions"), SunQuest L.L.C. d.b.a. The Smart Group, The Consulting Group (International) Limited ("TCG") and M&B (collectively, the "Pooled Companies"), which are being accounted for as poolings-of-interests. Approximately 5.8 million shares of our common stock were issued in exchange for all of the outstanding common stock of the Pooled Companies.

    In connection with the acquisitions of the Pooled Companies, we have prepared supplemental consolidated financial statements to reflect the retroactive restatement of the Company's consolidated financial statements as of September 30, 1998 and December 31, 1997 and 1996 and for the nine months ended September 30, 1998 and 1997 and each of the three years in the period ended December 31, 1997 to reflect the consummation of the acquisitions of the Pooled Companies. The supplemental consolidated financial position, results of operations and cash flows are presented as if the Pooled Companies had been consolidated for all periods presented. As required by generally accepted accounting principles, the supplemental consolidated financial statements will become the historical financial statements upon issuance of the financial statements for the period that includes the dates of the acquisitions. The supplemental consolidated statements of stockholders' equity (deficit), reflect the accounts of TMP as if the common stock issued in connection with the acquisitions had been issued for all periods presented. The supplemental consolidated financial statements and the related Management's Discussion and Analysis of Financial Condition and Results of Operations have been provided in our Current Report on Form 8-K dated March 17, 1999.

    On February 19, 1999, we also completed the acquisition of Gem Personnel Select Limited ("Gem Personnel Limited").

    On March 11, 1999 TMP and LAI Worldwide ("LAI"), a New York-based executive search firm announced that they had entered into an agreement by which TMP will acquire all of the outstanding shares of LAI and that the transaction is to be accounted for as a pooling-of-interests. LAI has 19 offices in the United States and two international offices. For the nine months ended November 30, 1998, LAI reported net fee revenues of $71.0 million.

    A brief description of the consummated acquisitions follows:

RECRUITMENT SOLUTIONS ACQUISITION

    On October 2, 1998, we acquired all of the outstanding capital stock of Recruitment Solutions, a Massachusetts corporation. In connection with the acquisition of Recruitment Solutions, we issued an aggregate of 104,042 shares of our stock in a private placement transaction. The acquisition has been accounted for as a pooling-of-interests. Recruitment Solutions is a provider of resume response management, applicant evaluation and related services to hiring companies.

SMART GROUP ACQUISITION

    On November 2, 1998, we acquired substantially all of the assets of The Smart Group, a Georgia limited liability company. In connection with this acquisition, we issued 309,702 shares of our stock in a private placement transaction. The acquisition has been accounted for as a pooling-of-interests. The Smart Group is a certified market representative for yellow page advertising in the United States.

TCG ACQUISITION

    On December 2, 1998, we acquired all of the outstanding capital stock of TCG, a United Kingdom corporation. In connection with the acquisition of TCG, we issued an aggregate of 246,606 shares of our

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stock in a private placement transaction. The acquisition has been accounted for as a pooling-of-interests. TCG is a search and selection firm.

M&B ACQUISITION

    On January 28, 1999, we acquired all of the outstanding capital stock, and options to purchase such stock, of M&B for an aggregate of approximately 5,150,924 shares of our common stock and approximately 300,000 shares of our common stock which have been reserved for issuance upon exercise of stock options by the M&B shareholders. This acquisition has been accounted for as a pooling-of-interests.

    M&B provides human resource services to both the public and private sectors in Australasia. Employment-related services provided by M&B include permanent recruitment, temporary contracting and consulting. M&B permanent recruitment services cover traditional search assignments, which involve the placement of highly specialized and senior executive level employees, and selection assignments, which involve the placement of mid-level executives through semi-skilled employees. M&B has also developed a proprietary Assessment Center process which is used by M&B to recruit numerous employees to fill a set of similar positions required by the client. The Assessment Center is designed to simultaneously evaluate the abilities of a group of candidates to perform in a current or future role through job simulations, behavioral and situational interviews, leadership and team exercises, group discussions and role plays. M&B's temporary contracting services place qualified personnel in temporary positions or on discrete short-term projects, thereby enabling M&B's clients to gain the full benefit of a flexible workforce in times of rapidly changing commercial environments. M&B's consulting services assist clients in formulating and implementing effective human resource strategies through workplace training, outplacement and career transition management, psychological services and general human resource consulting.

GEM PERSONNEL SELECT ACQUISITION

    On February 19, 1999, we acquired all of the outstanding capital stock of Gem Personnel Select Limited, a Cyprus corporation, and certain related corporations. In connection with the acquisition, we issued an aggregate of 57,615 shares of our stock in a private placement transaction. This acquisition has been accounted for under the purchase method. Gem Personnel Select is an executive search firm.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR STOCK.

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. "WE," "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO TMP.

RISKS RELATING TO THE ACQUISITION OF M&B

    NONREALIZATION OF SYNERGIES. We believe that an important benefit to the acquisition of M&B will be the integration of our and M&B's respective managements, business strategies and operations. We may not be able to realize the benefits of this integration if the integration process is not successful or timely. Our ability to integrate TMP and M&B may be hindered by the necessity to coordinate our geographically separate organizations (TMP is headquartered in the U.S. and M&B is headquartered in Australia) and to integrate the respective personnel of TMP and M&B, because of their diverse business backgrounds and corporate cultures. There can be no assurance that we will be able to successfully integrate the operations of TMP and M&B without encountering difficulties or losing key personnel from either TMP or M&B. In addition, we recently acquired TASA Holding A.G. and other businesses and such acquisitions may make the integration of M&B more difficult or time consuming. Any difficulties encountered in this transition process or the diversion of the attention of our management from the transition process could also have an adverse impact on our ability to realize the anticipated synergies of the M&B Transaction.

    INCURRENCE OF SIGNIFICANT EXPENSES RELATED TO THE ACQUISITION OF M&B. The expenses related to the acquisition of M&B, estimated to be approximately $4.5 million, are expected to be incurred in the first quarter of 1999, the quarter in which the acquisition of M&B was consummated. These expenses include legal and accounting fees and costs, financial printing, stamp duties, listing fees, transfer agent fees, and other related costs, but do not include any costs associated with restructuring the company or integrating or consolidating the businesses of TMP and M&B. This is a preliminary estimate and is, therefore, subject to change. Although we expect the eventual integration of management, personnel and operations and elimination of duplicative expenses to offset these expenses, we cannot guarantee that the integration will be successful or cost-efficient.

    POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS. The issuance of TMP Common Stock in connection with the acquisition of M&B, could reduce TMP's net income per share from levels otherwise expected. This could have the effect of reducing the market price of TMP's Common Stock unless revenue growth attributable to the M&B Transaction or cost savings and other business synergies from the integration of TMP and M&B are sufficient to offset the dilution in value attributable to the issuance of the TMP Common Stock.

    EFFECT OF THE ACQUISITION OF M&B BY TMP ON M&B CLIENTS. The executive search and the search and selection industries, in which M&B competes, are highly relationship-driven. Consequently, due to the acquisition of M&B, it is possible that certain clients of M&B may terminate their relationship with M&B if their relationship with M&B is adversely effected by this transaction. In addition, although we do not anticipate any personnel changes at M&B, to the extent M&B loses material personnel due to the effects of the transaction it may lose large clients. The loss of a number of large clients of M&B could adversely affect TMP.

    UNCERTAIN ABILITY TO MANAGE GROWTH. Our business has grown rapidly in recent periods. This growth has placed a significant strain on our management and operations. For example, our expansion has resulted, and is expected in the future to result, in substantial growth in the number of our employees and in increased responsibility for both existing and new management personnel. Growth may also strain our existing financial and management information systems. Our success depends to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage existing or anticipated growth, our business, financial condition and operating results would be materially adversely affected.

    RISKS ASSOCIATED WITH ACQUISITIONS. We expect to continue to grow, in part, by acquiring businesses. The success of this strategy depends upon several factors, including the continued availability of financing and our ability to identify and acquire businesses on a cost-effective basis. It is also critical that we integrate acquired personnel, operations, products and technologies into our organization effectively and that we retain and motivate key personnel and retain the clients of firms we acquire. We have no assurance that financing for future acquisitions will be available on terms acceptable to us, or that we will be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so would have a material adverse effect on our business, financial condition and operating results.

    UNCERTAIN VIABILITY OF TRADITIONAL MEDIA. We derive a substantial portion of our commissions and fees from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business, excluding search and selection which has historically been included therein, constituted approximately 40.4% of our total commissions and fees for the year ended December 31, 1997. We also derive a substantial portion of our commissions and fees from placing advertising in yellow page directories. This business constituted approximately 30.8% of our total commissions and fees for the year ended December 31, 1997. Any future commissions we earn may not equal the commissions we have historically received. New media, such as the Internet, may also cause yellow page directories and other forms of traditional media to become less desirable forms of advertising media. Without at least a proportionate fee increase generated from advertising on the Internet, our business, financial condition and operating results will be materially adversely affected.

    UNCERTAIN ACCEPTANCE OF THE INTERNET. Use of the Internet by consumers is at a very early stage of development. Market acceptance of the Internet as a medium for information, entertainment, commerce and advertising, therefore, remains subject to a high level of uncertainty. Although we generated Internet revenue of $19.6 million for the year ended December 31, 1997, and $34.8 million for the nine months ended September 30, 1998, in the future we may not generate substantial Internet-based revenue. Our clients and potential clients have only limited experience with the Internet as an advertising medium and in the past they have not devoted a significant portion of their advertising budgets to Internet-based advertising. In addition, advertisers may not be persuaded to allocate or to continue to allocate portions of their budgets to Internet-based advertising. If Internet-based advertising is not widely accepted by advertisers and advertising agencies, our expected growth rate for commissions and fees derived from Internet use, as well as for TMP as a whole, will be materially adversely affected.

    UNCERTAIN ACCEPTANCE OF THE COMPANY'S INTERNET CONTENT. Our future growth depends, in part, upon our ability to deliver original and compelling services in order to attract users that our advertising clients want to reach. Consumer tastes and preferences, however, change rapidly. We can never be sure that our Internet content will reflect the latest consumer tastes and preferences and thereby attract a sufficient number of users to our Web sites to generate material advertising revenues. Internet users can freely navigate and instantly switch among a large number of Web sites, many of which offer original content, making it more difficult for us to continually distinguish our content and attract users. In addition, many other Web sites offer very specific, highly targeted content that could have greater appeal than our Web sites to particular subsets of our target audience.

    COMPETITION; LOW BARRIERS TO ENTRY. The markets for our services are highly competitive and are characterized by pressures to reduce prices, incorporate new capabilities and technologies and accelerate job completion schedules.

    We face competition from a number of sources. These sources include national and regional advertising agencies, specialized and integrated marketing communication firms, traditional media companies and executive search and search and selection firms. Our ability to maintain existing clients and attract new clients depends to a significant degree on the quality of our services and our reputation among clients and potential clients. In addition, with respect to new media, many advertising agencies and publications have started either to internally develop or acquire new media capabilities. Some of our established competitors provide integrated specialized services (such as advertising services or Web site design) and are technologically proficient, especially in the new media area. In addition, many of our competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than us.

    We have no significant proprietary technology that would preclude or inhibit competitors from entering the yellow page, recruitment, executive search or on-line advertising markets. Existing or future competitors may also develop or offer services and products that provide significant performance, price, creative or other advantages over our services and products, which could have a material adverse effect on our future business, financial condition and operating results.

    FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY AND CYCLICALITY OF BUSINESS. Our quarterly operating results have fluctuated in the past and may fluctuate in the future due to diverse factors. These factors include the timing of acquisitions, the timing of yellow page directory closings, and the receipt of additional commissions, if earned, from yellow page publishers for achieving a specified volume of advertising. Our quarterly commissions and fees earned from recruitment advertising are typically highest in the first quarter and lowest in the fourth quarter. For the year ended December 31, 1997, our commissions and fees from recruitment advertising, excluding search and selection which had historically been included therein, were 40.4% of our total commissions and fees. Recruitment advertising commissions and fees tend to be more cyclical than yellow page commissions and fees, and, therefore, to the extent that a significant percentage of our commissions and fees are derived from recruitment advertising our operating results may be subject to increased cyclicality. This cyclicality may affect the market price, at any time, of our Common Stock.

    INABILITY OF COMPANY TO KEEP UP WITH CHANGES IN INTERNET TECHNOLOGY MAY REDUCE AMOUNT OF BUSINESS AND PROFITS. The technology of the Internet is rapidly developing and changing. In addition, new Internet products are continually being introduced to the market and Internet industry standards are frequently changing. Although we attempt to keep up with these changes, we may be unable to respond to the changes as quickly or effectively as our competitors. In this event, our clients may choose to use the services of a competitor who has kept up with technological change more effectively than us. We may also have to spend large sums of money to keep up with Internet technological changes which could diminish our profits. In addition, any new Internet services or enhancements may contain design flaws or other defects that could require costly modifications or result in a loss of client confidence, which could cause our clients to remove their business from us. The loss in business would cause our revenues and profits to decline. In addition, any disruption in our Internet access or in the Internet generally could adversely affect us. Monster.com-SM- connects to the Internet through GTE Internetworking and Online Career Center-SM- connects to the Internet directly through its own on-site servers. If any of the above services is interrupted, our access to the Internet would be disrupted and we could lose clients, thus adversely affecting our financial condition and operating results.

    FAILURE TO ATTRACT AND RETAIN QUALIFIED CONSULTANTS COULD AFFECT COMPANY'S ABILITY TO COMPETE. To be successful in the executive search marketplace, we must be able to attract and retain qualified consultants. We depend upon consultants that possess the skills and experience necessary to effectively give employment advice to our clients and address their executive search needs. Competition for qualified consultants is intense. We believe we have been able to attract and retain highly qualified and productive consultants because of our reputation. In addition, we use performance-based compensation plans in which bonuses represent a significant proportion of consultants' total compensation. However, if our reputation is negatively affected or if there is any decrease in our business, we would be less able or unable to retain existing consultants or attract additional qualified consultants. In either case, we would be less able to compete in the executive search and selection business. As a consequence, our executive search business, results of operations and financial condition would be materially adversely affected.

    POTENTIAL LOSS OF CLIENT RELATIONSHIPS DUE TO DEPARTURE OF CONSULTANTS. Our executive search business has been successful to date because of our consultants' ability to develop and maintain strong, long-term relationships with clients. Usually, only one or two consultants have primary responsibility for a client relationship. If one of the consultants leaves TMP and joins another executive search firm, the clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant has developed a reputation as a specialist in executing searches in a specific industry or position. Although the loss of clients upon the relocation of a consultant historically has not caused significant problems for us, the failure to retain our most effective consultants, or the failure to maintain the quality of service to which our clients are accustomed, could have a material adverse effect on our executive search business, results of operations and financial condition.

    MAINTENANCE OF PROFESSIONAL REPUTATION AND BRAND NAME. Our ability to secure new executive search engagements and hire qualified professionals is highly dependent upon our overall reputation and brand name recognition as well as the individual reputations of our professionals. Because we obtain a majority of our new engagements from existing clients, or from referrals by those clients, the dissatisfaction of any such client could have a disproportionate, adverse impact on our ability to secure new engagements. Any factor that diminishes TMP's reputation or any of our personnel, including poor performance, could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants, and could have an adverse effect on our executive search business, results of operations and financial condition.

    RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS. Pursuant to agreements known as "blocking arrangements," executive search firms frequently refrain from recruiting certain employees of a client, or an affiliate of a client, when conducting executive searches on behalf of a competing client. Blocking arrangements generally remain in effect for one or two years following the completion of a candidate's employment, but can be increased or decreased depending on the types and length of services provided. Some of our executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. This may make it difficult for us to place candidates with competitors of their clients due to the blocking arrangements. If a potential client of ours becomes aware of such blocking arrangements, it may not be willing to engage us to conduct executive search and selection services; therefore, the existence of these blocking arrangements could have a material adverse effect on our ability to expand our client base and to achieve significant growth in any one industry.

    Although the duration and scope of these blocking arrangements may vary, including whether a particular arrangement covers all operations of a client and its affiliates or only certain divisions of a client, we are unable to predict how restrictive such blocking arrangements may be in the future. The more restrictive the blocking arrangements, the less able we will be to place executive candidates in a particular industry. As our client base grows, particularly in our targeted business sectors, blocking arrangements increasingly may impede our growth or our ability to attract and serve new clients, which could have an adverse effect on our executive search business, results of operations and financial condition.

    DEPENDENCE ON OUR KEY PERSONNEL. Our continued success will depend to a significant extent upon our senior management, including Andrew J. McKelvey, our Chairman of the Board and CEO. The loss of the services of one or more key employees could have a material adverse effect on our business, financial condition or operating results. In addition, if one or more key employees join a competitor or forms a competing company, the resulting loss of that key employee's services and the loss of existing or potential clients could have a material adverse effect on our business, financial condition or operating results. If one of our key employees leaves to join a new employer, he or she may also disclose or use our procedures, practices, new product development or client lists without our authorization. This can have the effect of diminishing our competitive advantage or enhancing the ability of a competitor to obtain clients otherwise obtainable by us, the result of which could be a diminution of revenues and profits of TMP.

    CONTROL BY PRINCIPAL STOCKHOLDER. Andrew J. McKelvey beneficially owns all of the outstanding TMP Class B Common Stock and 10,945,004 shares of TMP Common Stock which together represent approximately 60.9% of the combined voting power of the Company. Mr. McKelvey is and will be, therefore, able to direct the election of all of the members of TMP's Board of Directors and exercise a controlling influence over the business and affairs of TMP, including any determinations with respect to mergers or other business combinations involving TMP, the acquisition or disposition of assets of TMP, the incurrence of indebtedness by TMP, the issuance of any additional Common Stock or other equity securities and the payment of dividends with respect to the Common Stock. Similarly, Mr. McKelvey has the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders and has the power to prevent a change of control of TMP.

    ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW. Our Board of Directors has the authority to issue up to 800,000 shares of undesignated preferred stock and to determine all of the rights and privileges of such shares without any further vote or action by the Company's stockholders. Certain of these rights and privileges could be adverse to the Common Stock. For example, the Board may issue shares of preferred stock which contain a liquidation preference to the Common Stock. We have no current plans to issue shares of preferred stock. Certain provisions of our Certificate of Incorporation and By-Laws and of Delaware law could delay, prevent or make more difficult a merger, tender offer or proxy contest involving the Company. Among other things, these provisions specify advance notice requirements for stockholder proposals and director nominations. In addition, Mr. McKelvey controls approximately 60.9% of the combined voting power of all classes of voting stock of the Company.

    FOREIGN OPERATIONS AND RELATED RISKS. We conduct operations in various foreign countries, including Australia, Austria, Belgium, Canada, France, Germany, Hong Kong, Indonesia, Italy, Japan, Mexico, the Netherlands, New Zealand, Panama, Singapore, South Africa, Spain, Switzerland and the United Kingdom. For the year ended December 31, 1997, approximately 34.6% of our commissions and fees were earned outside of the U.S. and collected in local currency. In addition, we generally pay operating expenses with the corresponding local currency and are at risk for exchange rate fluctuations between such local currencies and the dollar. We do not conduct any significant hedging activities.

    We are subject to taxation in foreign jurisdictions. In addition, transactions between the Company and its foreign subsidiaries may be subject to U.S. and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the U.S., and are subject to periodic change. The extent, if any, to which we will receive credit in the U.S. for taxes paid in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code, as well as the provisions of any tax treaties which may exist between the U.S. and such foreign jurisdictions. If we do not receive credit, we will be subject to increased taxation.

    POSSIBLE VOLATILITY OF STOCK PRICE. Factors such as announcements of variations in our quarterly financial results and fluctuations in advertising commissions and fees, including our percentage of commissions and fees derived from Internet-based services and products could cause the market price of the Common Stock to fluctuate for reasons unrelated to our operating performance. Our stock price, therefore, may be volatile.

    GOVERNMENT REGULATION. As an advertising agency which creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the Federal Trade Commission (the "FTC Act") which regulate advertising in all media, including the Internet, and require advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission (the "FTC") enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies such as TMP are subject to liability under the FTC Act if the agency actively participates in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive. In the event that any advertising created by us was found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us.

    DIVIDEND POLICY. We currently intend to retain earnings, if any, to support our growth strategy and do not anticipate paying dividends on our stock for the foreseeable future. Payment of dividends on our stock is also restricted by our financing agreement.

                                USE OF PROCEEDS

    TMP will not receive any proceeds from the sale of shares of TMP stock by the selling stockholders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently anticipate that all future earnings will be retained by TMP to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock for the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our financing agreement prohibits the payment of dividends on our stock.

                          PRICE RANGE OF COMMON STOCK

    Our stock is quoted on the Nasdaq National Market under the ticker symbol "TMPW." The stock was initially offered to the public on December 12, 1996 at $14.00 per share. The following table sets forth for the periods indicated the high and low reported sale prices per share for our stock as reported by Nasdaq.

YEAR ENDING DECEMBER 31, 1999                                                  HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter (through March 15, 1999).....................................  $   69.88  $   39.00


YEAR ENDED DECEMBER 31, 1998                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   32.62  $   21.62
Second Quarter.............................................................  $   34.88  $   24.75
Third Quarter..............................................................  $   39.19  $   27.88
Fourth Quarter.............................................................  $   42.00  $   20.50

YEAR ENDED DECEMBER 31, 1997                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   22.00  $   12.88
Second Quarter.............................................................  $   24.25  $   17.00
Third Quarter..............................................................  $   25.62  $   19.00
Fourth Quarter.............................................................  $   28.75  $   15.00

    There were approximately 1,400 stockholders of record of our Common Stock on March 15, 1999. On March 15, 1999, the last reported sale price of our stock as reported by Nasdaq was $64.50.

                              SELLING STOCKHOLDERS

    The following table sets forth information as of March 15, 1999. Except for shares owned by Andrew J. McKelvey and John R. Gaulding, all of the shares offered by this prospectus were acquired by the selling stockholders from TMP pursuant to our acquisition of Stackig, Inc. as of September 30, 1998, of Recruitment Solutions, Inc. on October 2, 1998, of The Smart Group on November 2, 1998, of The Consulting Group (International) Limited on December 2, 1998 and of Gem Personnel Select Limited on February 19, 1999. Except for Mr. McKelvey no selling stockholder owns more than one percent of the outstanding shares of our stock.

    Under the Stock Purchase Agreements relating to our acquisition of each of Stackig, Inc., The Smart Group, The Consulting Group (International) Limited and Gem Personnel Select, we agreed to register the shares of TMP stock issued to the selling stockholders. Our registration of these shares does not necessarily mean that the selling stockholders will sell all or any of their shares.

                                                                      NUMBER OF       NUMBER OF   NUMBER OF SHARES
                                                                     SHARES OWNED      SHARES       BENEFICIALLY
                                                                       PRIOR TO      REGISTERED     OWNED AFTER
SELLING STOCKHOLDER                                                    OFFERING        HEREIN       OFFERING(1)
-----------------------------------------------------------------  ----------------  -----------  ----------------
Ann Marie Avellino...............................................          10,115        10,115                0
Gary Gracie......................................................           2,528         2,528                0
Lindsay Hall.....................................................          10,115        10,115                0
Gary A. Harris...................................................           2,528         2,528                0
William T. Lane..................................................          10,115        10,115                0
Deborah M. League................................................         202,230       202,230                0
Timothy R. Letzkus...............................................           2,528         2,528                0
David O. Pogue...................................................          50,561        50,561                0
Dina Punturi-Scherer.............................................           2,528         2,528                0
David C. Swanston................................................          10,115        10,115                0
Laurence J. Rosenfeld............................................         202,230       202,230                0
Andrew Hatch.....................................................          98,840        98,840                0
Jeffrey Elletson.................................................           5,202         5,202                0
Andrew J. McKelvey(2)............................................      10,945,004       250,000       10,695,004
John R. Gaulding.................................................          21,250        10,000           11,250
Peter W. Evans...................................................         241,674       241,674                0
Peter W. Evans and Suzanne Evans (Trustees for Rosie Evans)......           2,466         2,466                0
Peter W. Evans and Suzanne Evans (Trustees for Tomos Evans)......           2,466         2,466                0
SunQuest, L.L.C..................................................         309,702       309,702                0
Ellen Hayes......................................................          34,569        34,569                0
James Horstcamp..................................................          23,046        23,046                0

------------------------

(1) Assumes that all shares offered by each selling stockholder are sold in this offering.

(2) Includes 2,381,000 shares of Class B Common Stock which are convertible, on a share for share basis, into Common Stock. Each share of Class B Common Stock has ten votes per share. Also includes 2,000 shares of Common Stock owned by Mr. McKelvey's wife and 100 shares of Common Stock owned by Mr. McKelvey's daughter. Mr. McKelvey disclaims beneficial ownership of the shares owned by his wife. Prior to this Offering, Mr. McKelvey owned all of the Class B Common Stock and 48.7% of the Common Stock which, collectively, conferred upon him 60.9% of TMP's total voting power. Assuming that the shares offered hereby are sold, Mr. McKelvey will still own all of the Class B Common Stock and 47.1% of the Common Stock, which collectively, will confer upon him 60.4% of TMP's total voting power.

                              PLAN OF DISTRIBUTION

    The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

                                 LEGAL OPINION

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York 10103, is giving its opinion on the validity of the shares.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, and the consolidated financial statements of Neville Jeffress Australia Pty Limited and subsidiaries incorporated by reference in this Prospectus have been audited by BDO Nelson Parkhill, independent auditors, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing. The audited consolidated financial statements of M&B incorporated by reference in this Prospectus have been audited by Pannell Kerr Forster, independent chartered accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Austin Knight Limited and its Subsidiaries incorporated by reference in this Prospectus have been audited by KPMG, independent chartered accountants, to the extent and for the periods set forth in their report incorporated by reference herein and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.